TD Bank Group 66 Wellington Street West Toronto ON M5K 1A2

August 21, 2012

VIA EDGAR

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated August 2, 2012 relating to the Bank’s:
- Form 40-F for the Fiscal Year Ended October 31, 2011 filed December 1, 2011
- Response filed July 20, 2012
(File No. 1-14446)

Thank you for the opportunity to provide you with TD’s response to your letter dated August 2, 2012 (the “Staff Letter”) regarding the above-referenced filings. Our responses to the Staff Letter have been included in Appendix A of this letter.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:   Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Laura Crotty (United States Securities and Exchange Commission)
Norie Campbell (Executive Vice President and General Counsel)

Appendix A - TD’s responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. Proposed enhanced disclosures have been added without numbers for illustrative purposes only and may be further revised as circumstances change. Where proposed enhanced disclosures have been provided in our response to the Staff’s comment, the enhancements have been underlined for the Staff’s convenience. All references to currency are in Canadian dollars, unless otherwise noted.

Form 40-F for the Fiscal Year Ended October 31, 2011

Exhibit 2 - Management’s Discussion and Analysis

Risk Factors That May Affect Future Results, page 58

Changes in Laws and Regulations, and Legal Proceedings, page 59

1.
We note the proposed disclosure entitled “Legal Proceedings” provided in response to our prior comment three. Rather than providing a cross-reference to the discussion of your material proceedings in the financial statements, please further expand this disclosure to briefly describe your material pending proceedings and the associated risks to the company.

Further to your request, we have revised the previously proposed Legal Proceedings risk factor disclosure to better explain the risks associated with the Bank’s material legal and regulatory proceedings. A blackline compared against the draft we sent you in July is set out below for your review.

Legal and Regulatory Proceedings

The Bank, or its subsidiaries, is named as a defendant or is otherwise involved in various legal and regulatory proceedings, including class actions and other litigation or disputes with third parties. All of the Bank’s material legal and regulatory proceedings are disclosed in its Consolidated Financial Statements ~~and include various claims~~. These material pending proceedings include ~~class action litigation~~ both customer transaction and fraud-related litigation. There is no assurance that ~~litigation with private parties~~ the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank’s business, financial condition, results of operations, cash flows; require material changes in the Bank’s operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes accruals for its litigation and regulatory matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, it is likely that the Bank will continue to experience significant litigation and regulatory proceedings related to its businesses and operations. For ~~a description of~~ additional information relating to the Bank’s material legal proceedings~~,~~ see Note XX to the Consolidated Financial Statements.

Valuation of Goodwill and Other Intangibles, page 83

Background (provided by TD)
The Bank uses an allocated capital methodology to assign carrying values to the Bank’s reporting units under Canadian GAAP and cash-generating units (“CGUs”) under IFRS (collectively, the “unit(s)”). The purpose of the allocation is to determine the amount of required capital each unit would need to operate the business as a starting point. Further adjustments as indicated below are made for goodwill impairment testing. A portion of the Bank’s overall shareholders’ equity is allocated to the Corporate segment in accordance with the capital allocation methodology. The allocation is based on the capital required to support specific assets used by the Corporate segment. This includes any residual capital that is not required to support the operation of other units. The allocated carrying amount is also used by management to assess the performance of the units and certain adjustments are made to capital allocated to the Corporate segment for goodwill impairment testing purposes, as described in detail below. The amount of capital held in the Corporate segment was $9,810 million as at May 1, 2011. For purposes of the following responses, “unallocated capital” refers to capital that has not been allocated to any of the operating segments for goodwill impairment testing purposes, but has been allocated to the Corporate segment in accordance with the Bank’s capital allocation methodology.

The Bank is comfortable that any unallocated capital does not impact the goodwill impairment assessment given that the assets are not required by the units in their operations. If the unallocated capital was allocated to the units on a rational basis, there would be no impact to the impairment assessment. This concept is described in detail below.

2.
We note your response to prior comment seven of our letter dated June 7, 2012 and that your response only addressed your capital allocation methodology and goodwill impairment test in Fiscal 2012 under IFRS. You also state that as of May 1, 2011 the unallocated amount of shareholders’ equity was $9,810 million. Please address the following:

•
Clarify whether the $9,810 million relates to the May 1, 2011 impairment test for Fiscal 2011 under Canadian GAAP or the May 1, 2012 impairment test under IFRS for Fiscal 2012 given your response seemed to indicate that it only addressed your accounting under IFRS and Fiscal 2012.

In accordance with the Bank’s capital allocation methodology, the unallocated amount of shareholders’ equity was $9,810 million as at May 1, 2011 under Canadian GAAP.

•	Tell us the capital allocation methodology you used to determine the carrying value of your reporting units for goodwill impairment test under Canadian GAAP and U.S. GAAP in Fiscal 2011.

Prior to fiscal 2012, the Bank used economic capital as the basis for allocating capital under Canadian and U.S. GAAP. For the goodwill impairment test, the economic capital allocated to the reporting units was equal to their carrying values. Economic capital was comprised of equity required to: i) provide protection against the risk of loss under extreme or adverse business or operational conditions (risk-based capital); and ii) fund investments made to support future growth in earnings (investment capital). Investment capital included capital associated with goodwill and intangibles, and fixed assets, such as real estate and equipment. Risk-based capital covered losses associated with production risks (credit, market, operational) and other material identified sources of potential loss, such as business or concentration risk, identified through the Bank's risk assessment processes.

•
If a similar methodology was used in Fiscal 2011 and you did not allocate 100% of your shareholders’ equity as part of the test please tell us the amount of equity unallocated as of the test date. Also, provide us with a list of the following, in tabular format, by reporting unit: (a) unit fair value; (b) carrying amount; and (c) reporting unit goodwill.

As at May 1, 2011, the unallocated amount of shareholders’ equity under Canadian GAAP was $9,810 million under the Bank’s capital allocation methodology. Of this amount, $827 million was held in the Corporate reporting unit to bridge an IFRS/Canadian GAAP difference with respect to the date used in the purchase price equation (acquisition date vs. closing date) for the acquisition of Commerce Bank. For the purposes of the goodwill impairment testing this amount was included as part of the U.S. Personal and Commercial Banking (“U.S. P&C”) reporting unit. Therefore, for the purposes of the impairment test, the remaining amount of unallocated equity as at May 1, 2011 under Canadian GAAP was $8,983 million, which was held in the Corporate reporting unit.

For fiscal 2011, the most recently calculated fair values and carrying amounts as at May 1, 2011 (the date of the goodwill impairment test) and goodwill as at October 31, 2011 for each unit are included in the following table (amounts in millions):

TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding the fair value, carrying amount and goodwill for each unit.

3.
You state that the unallocated shareholders’ equity is held within the Corporate segment and is due to the accumulation of capital to fund Basel III capital requirements. We note the guidance in IAS 36, beginning at paragraph 77 and believe that all assets and liabilities should be allocated to a cash-generating unit (CGU) unless you can specifically identify certain assets or liabilities that do not relate to the operations of any unit and meet the definition of a corporate asset in paragraphs 100 to 102. Please respond to the following:

•
Please tell us whether you have analyzed whether the “residual capital” not allocated to any of your CGUs and that remains in the Corporate segment can be specifically attributed to certain assets and liabilities that do not relate to the operations of any CGU, and if so, please identify those assets and liabilities and quantify those amounts.

We have analyzed the “residual capital” and concluded it did not relate to the operations of any other units. As at May 1, 2011, the unallocated amount of shareholders’ equity held in the Corporate segment was $9,810 million. This balance was comprised of the following:

Item	Amount
Goodwill and intangibles	$827 million
Accumulated other comprehensive income (AOCI)	2,494 million
Excess capital	8,221 million
Corporate-required capital	(1,732) million
Total	$9,810 million

Goodwill and intangibles

The goodwill and intangibles balance in the Corporate segment related to the acquisition of Commerce Bank. For purposes of the goodwill impairment test, this balance was included as part of the U.S. P&C unit and thus not considered unallocated.

AOCI

This balance includes AOCI relating to cash flow hedges and investments in available-for-sale (AFS) securities where the underlying assets are primarily AFS securities and interest rate swaps. For purposes of the goodwill impairment test, the Bank does not allocate these amounts (the underlying assets and related AOCI) to the units. This notion is further supported by the fact that income impacts forthcoming from AOCI are also not allocated to the segments. If these amounts were allocated to the carrying value of the units, including changes in AOCI due to fair value changes, there would also be a corresponding change in the fair values of the unit, thus not impacting the excess of fair values of the units over their carrying values.

Excess capital

Excess capital primarily represents capital that was built up in 2011 in preparation for the upcoming Basel III regulatory requirements. This excess capital is not required by the units in operations and effectively represents undistributed earnings of the Bank that is held in the Corporate segment under its capital allocation methodology. This excess capital is a fungible pool of capital and is generally invested in short-term and other interest-bearing securities. For the purposes of the goodwill impairment test, the Bank reduced the fair values of the units by deducting the projected amount of capital required upon transition to Basel III from the available cash flows subject to discounting. Therefore, for the purposes of the goodwill impairment test, the excess capital has been considered and would not impact the excess of fair values of the units over their respective carrying values, as illustrated in the table on page 4.

Corporate-required capital

The corporate-required capital is a negative balance as it largely relates to capital relief achieved through optimizing capital centrally through actions such as acquiring portfolio insurance for loans and credit lines, partially offset by capital held for specific corporate assets and liabilities such as AFS securities and interest rate swaps, fixed assets and other items. The process and costs related to portfolio insurance on these products are managed within the Corporate segment as part of the Bank’s capital management framework; hence the capital relief and related costs are also included in the Corporate segment. The underlying loans and credit lines are included in the required capital of the units and thus for goodwill impairment testing purposes, the carrying values of the units are accurate. If the capital benefit was allocated to the units, the allocated capital would decrease, which would increase the goodwill buffer.

•
Provide us with a breakdown of your corporate assets that you determine cannot be allocated and the method under paragraph 102(b) you use for your goodwill impairment test as it relates to these assets.

As discussed above, as at May 1, 2011, for purposes of the goodwill impairment test, the unallocated amount of shareholders’ equity held in the Corporate segment was $8,983 million ($9,810 million - $827 million), which in accordance with paragraph 102(b)(i) was not allocated to the carrying values of each of the units. The majority of this amount related to excess capital not required in the operations of the units, which was generally invested in short-term or other interest-bearing securities. The remaining balance comprised of AOCI and other items as described above that was not allocated to the units in accordance with paragraph 102(b)(i) as these are not required in the operations of the units.

The Bank considers the application of paragraph 102(b)(i) to be appropriate since, as described above, even if the unallocated amounts were reasonably allocated to the units, it would not impact the goodwill impairment test. To further illustrate the fact that the unallocated capital does not impact the goodwill impairment test - if the unallocated capital was allocated to the units and, given that these are generally short-term securities, there would also be a corresponding increase in the fair values of the unit, thus leaving the net goodwill buffer unchanged.

•
To the extent that you are not able to conclude that the “residual capital” does not relate to any of your CGUs, please tell us the effect, if any, the allocation of the “residual capital” to your CGUs on a reasonable and consistent basis would have on your May 2, 2012 goodwill impairment test.

The Bank continues to finalize its goodwill impairment testing for 2012. However, we do not anticipate that unallocated capital residing in the Corporate segment, if any, would have an impact on the goodwill impairment test for the same reason as described in the preceding point.

•
Please expand your proposed goodwill policy disclosures from your response to discuss whether there is any and the amount of “residual capital” that is not allocated to the CGUs and the assets and liabilities that you specifically identified that were not attributable to those CGUs.

The following is the proposed prospective disclosure to be included in the goodwill accounting policy disclosure for the Bank’s fiscal 2012 Form 40-F filing; changes from the disclosure appearing previously in our response letter dated July 20, 2012, are underlined for the Staff’s convenience:

VALUATION OF GOODWILL AND OTHER INTANGIBLES
The fair value of the Bank’s cash generating units (“CGUs”) are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank’s CGUs are determined by management using risk based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. TD’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

The following is the proposed prospective disclosure to be included in the goodwill and other intangibles note to the financial statements for the Bank’s fiscal 2012 Form 40-F filing:

As at the date of the last impairment test, the amount of unallocated capital was $X,XXX million and primarily related to available-for-sale securities and interest rate swaps managed within the Corporate segment.